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                  --------------------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(a)

                              (Amendment No. ___)1


                        TECHNOLOGY FLAVORS & FRAGRANCES .
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                           (Title Class of Securities)

                                   87869 A 104
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                                 (212) 818-8800
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 21, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

                                  SCHEDULE 13D


CUSIP No.  87869 A 104                                     Page 2 of 8 Pages
--------------------------                           ---------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Richard E. Cooper
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |X|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF, OO - See Item 3
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                    |      7        SOLE VOTING POWER
                    |
                    |                 187,500 Shares
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |      8        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                 600,000 Shares
           EACH     |-----------------------------------------------------------
         REPORTING  |      9        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                 187,500 Shares
                    |-----------------------------------------------------------
                    |      10       SHARED DISPOSITIVE POWER
                    |
                    |                 600,000 Shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   787,500 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.  87869 A 104                                     Page 3 of 8 Pages
--------------------------                            --------------------------
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Stanley Altschuler
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF, OO - See Item 3
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                      |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                    |      7        SOLE VOTING POWER
                    |
                    |                 287,280 Shares
         NUMBER OF  |-----------------------------------------------------------
          SHARES    |      8        SHARED VOTING POWER
       BENEFICIALLY |
         OWNED BY   |                 600,000 Shares
           EACH     |-----------------------------------------------------------
         REPORTING  |      9        SOLE DISPOSITIVE POWER
          PERSON    |
           WITH     |                 287,280 Shares
                    |-----------------------------------------------------------
                    |      10       SHARED DISPOSITIVE POWER
                    |
                    |                 600,000 Shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   887,280 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      |_|
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  87869 A 104                                      Page 4 of 8 Pages
--------------------------                              ------------------------


Item 1.           Security and Issuer

                  The class of equity securities to which this statement relates is the common stock, $.01 par value ("Common Stock"), of Technology Flavors & Fragrances ("Issuer"), a Delaware corporation, whose principal executive offices are located at 10 Edison Street East, Amityville, New York 11701.

                  The percentage of beneficial ownership reflected in this Statement is based upon 11,956,968 shares of Common Stock outstanding on June 30, 1997, which number has been obtained directly from the Issuer.

Item 2.           Identity and Background

                  (a) Name: This statement is filed on behalf of Richard E. Cooper ("Cooper") and Stanley Altschuler ("Altschuler").

                  (b) Business Address: Cooper and Altschuler have a business address of c/o Strategic Growth International, Inc., 111 Great Neck Road, Great Neck, New York 11021.

                  (c) Principal Business: Cooper and Altschuler are principally engaged in the investor relations business for Strategic Growth International, Inc. ("SGI"), a consulting firm with offices at 111 Great Neck Road, Great Neck, New York 11021. Cooper and Altschuler each own 50% of the common stock of SGI.

                  (d) Convictions: During the last five years, neither Cooper nor Altschuler has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Regulatory Proceedings: During the last five years, neither Cooper nor Altschuler has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against either of them enjoining either of them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Citizenship: Each of Cooper and Altschuler is a citizen of the United States.

Item 3.           Source and Amounts of Funds or Other Consideration

                  Each of Cooper and Altschuler used personal funds to purchase the securities, as described below in Item 5(c). SGI received the securities in exchange for consulting services rendered to Issuer by SGI, as described below in Item 5(c).

CUSIP No.  87869 A 104                                      Page 5 of 8 Pages
--------------------------                              ------------------------


Item 4.           Purpose of Transactions

                  Each of Cooper and Altschuler acquired the securities specified in Item 5(c) of this Schedule 13D in order to obtain individual equity positions in the Issuer for investment purposes. Each of Cooper and Altschuler may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Neither Cooper nor Altschuler has any present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item 5.           Interest in Securities of the Issuer

     (a) Cooper directly owns and holds 187,500 shares of Common Stock. Because Cooper owns 50% of the common stock of SGI, he is deemed to beneficially own the 600,000 shares of Common Stock underlying options to purchase Common Stock exercisable at $0.35 per share, expiring October 2000 ("Options") held by SGI, as such Options are currently exercisable. Accordingly, Cooper is deemed to beneficially own 787,500 shares of Issuer's Common Stock, or approximately 6.3%.

     Altschuler directly owns and holds 287,280 shares of Common Stock. Because Altschuler owns 50% of the common stock of SGI, he is deemed to own the 600,000 shares of Common Stock underlying Options held by SGI, as such Options are currently exercisable. Accordingly, Altschuler is deemed to beneficially own 887,280 shares of Issuer's Common Stock, or 7.1%

     (b) Cooper has sole voting and dispositive power over the 187,500 shares of Common Stock which he holds. Cooper shares dispositive power over the 600,000 Options, and, upon exercise of such Options, would share voting power over the resulting Common Stock.

     Altschuler has sole voting and dispositive power over the 287,280 shares of Common Stock which he holds. Altschuler shares dispositive power over the 600,000 Options, and, upon exercise of such Options, would share voting power over the resulting Common Stock.

CUSIP No.  87869 A 104                                     Page 6 of 8 Pages
-------------------------                              -------------------------


                  (c) The  following  transactions  required  the filing of this
Schedule 13D:

                           (i)      Transactions effected by Cooper:


                                                               Number         Price Per
Date                Transaction                              of Shares        Share ($)
----                -----------                              ---------        ---------
10/31/95            Private Purchase                          100,000           0.350
3/12/96             Open Market Purchase                        5,000           1.660
8/12/96             Open Market Purchase                        1,000           2.063
8/21/96             Open Market Sale                            2,000           1.938
9/16/96             Open Market Sale                            2,000           1.813
9/30/96             Open Market Sale                            8,000           1.813
10/11/96            Open Market Sale                            2,000           1.625
10/15/96            Open Market Sale                            2,000           1.688
11/21/96            Open Market Sale                            5,000           1.375
1/13/97             Open Market Sale                            5,000           1.313
1/30/97             Open Market Sale                            2,500           1.563
2/3/97              Acquisition from Issuer for                50,000             --
                    services rendered
2/6/97              Open Market Sale                            5,000           1.500
2/18/97             Open Market Sale                            5,000           1.469
3/20/97             Open Market Sale                            5,500           1.531
4/2/97              Open Market Purchase                        3,500           1.610
4/2/97              Open Market Purchase                        1,500           1.570
4/8/97              Private Purchase                           75,000           0.610
5/14/97             Open Market Sale                            2,000           1.563
6/2/97              Open Market Sale                            2,500           1.500


CUSIP No.  87869 A 104                                      Page 7 of 8 Pages
-------------------------                              -------------------------



                           (ii)     Transactions effected by Altschuler:


                                                               Number         Price Per
Date                Transaction                              of Shares        Share ($)
----                -----------                              ---------        ---------
10/31/95            Private Purchase                          100,000           0.350
6/21/96             Open Market Purchase                        2,780           1.375
2/3/97              Acquisition from Issuer for                50,000             --
                    services rendered
4/8/97              Private Purchase                          125,000           0.610
5/1/97              Open Market Purchase                        7,000           1.448
5/2/97              Open Market Purchase                          500           1.375
5/27/97             Open Market Purchase                        2,000           1.510



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  On October 30, 1995, SGI entered into a consulting agreement with Issuer, pursuant to which, in consideration for rendering investor relations services, Issuer agreed to grant the Options to SGI. The Options have piggyback registration rights for one year with respect to shares underlying the Options and demand registration rights after one year. Such Options will be subject to anti-dilution provisions and may be transferred in whole or in part to one or more officers of SGI.

Item 7.           Material to be Filed as Exhibits

4.1  Letter  agreement   between  Strategic  Growth   International,   Inc.  and
     Technology Flavors & Fragrances for issuance of 600,000 Options to Strategic Growth International, Inc.

99.1 Joint filing agreement between Cooper and Altschuler.

CUSIP No.  87869 A 104                                     Page 8 of 8 Pages
-------------------------                              -------------------------


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December __, 1997


                                                       /s/ Richard E. Cooper
                                                       -----------------------
                                                         Richard E. Cooper

                                                       /s/ Stanley Altschuler
                                                       -----------------------
                                                         Stanley Altschuler